

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2025

Robert Kraft
Chief Financial Officer
Hillman Solutions Corp.
1280 Kemper Meadow Drive
Cincinnati, Ohio 45240

> **Re: Hillman Solutions Corp.**
> **Form 10-K for the Fiscal Year Ended December 30, 2023**
> **Filed February 22, 2024**
> **File No. 001-39609**

Dear Robert Kraft:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing